Integrity Capital Income Fund, Inc.
13540 Meadowgrass Drive, Suite 100
Colorado Springs, CO.  80921

September 19, 2016

Via Edgar

United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, D.C. 20549
Attention: Jim Curtis

Re:	Integrity Capital Income Fund, Inc. –Withdrawal of Application for an Order under Sections 57(c) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 (File No. 812-14667)

Dear Mr. Curtis:

Integrity Capital Income Fund, Inc. hereby respectfully requests to withdraw its application for an order under Sections 57(c) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the 1940 Act permitting certain transactions otherwise prohibited by Section 57(a)(1) and 57(a)(4) and Rule 17d-1 dated June 29, 2016.

If you have any questions, please contact Theresa M. Mehringer, Esq. at 303-796-2626 or tmehringer@bfwlaw.com.

Respectfully submitted

Integrity Capital Income Fund, Inc.

/s/ Randall Rush

By:  Randall Rush
        Chief Financial Officer

cc: Theresa M. Mehringer, Esq.